Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300

November 6, 2023

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Abby Adams
Jane Park

    Re:    Ontrak, Inc.
        Registration Statement on Form S-1
        Filed June 29, 2023
        File No. 333-273029

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 2, 2023, in which we requested for acceleration of the effective date of the above-referenced registration statement to 5:00 p.m., Eastern Time, on Monday, November 6, 2023, or as soon thereafter as practicable. At this time, we are no longer requesting that such registration statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date thereof.

                             Very truly yours,

ONTRAK, INC.

By:	/s/ James J. Park
Name:	James J. Park
Title:	Chief Financial Officer